2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces its Intent to Terminate its US Registration and SEC Reporting Obligations

Calgary, Alberta, November 23, 2007 - Gentry Resources Ltd. (“Gentry” or the “Company”) announces its intention to file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to voluntarily terminate the registration of its Common Shares under the United States Securities Exchange Act of 1934.  Gentry expects the termination to take effect no later than ninety days after the filing the Form 15F.  As a result of filing, the Company will immediately cease to file certain reports, including Form 40-F and Form 6-K, with the SEC.

The Company is not listed on any U.S. stock exchange and the administrative burdens and costs associated with being a U.S. reporting company, particularly in light of the SEC Sarbanes-Oxley requirements, have increased significantly in the past few years.  Overall, Gentry believes these burdens and costs outweigh any benefits derived from the Company’s foreign issuer status with the SEC, particularly as the vast majority of Gentry’s shareholder base is Canadian.

As a Toronto Stock Exchange listed reporting issuer, Gentry will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  The Company’s filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

TSX Symbol:  GNY